SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO
                                  (RULE 13e-4)
      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        LUND INTERNATIONAL HOLDINGS, INC.
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.10 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $4.00
                        GRANTED PURSUANT TO CERTAIN PLANS
                         (TITLE OF CLASS OF SECURITIES)

                                    550368104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DENNIS W. VOLLMERSHAUSEN
                        LUND INTERNATIONAL HOLDINGS, INC.
                    3700 CRESTWOOD PARKWAY, N.W., SUITE 1000
                                DULUTH, GA 30096
                                 (770) 688-2050
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                       AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    COPY TO:
                               MARK S. WEITZ, ESQ.
                           LEONARD, STREET AND DEINARD
                       150 SOUTH FIFTH STREET, SUITE 2300
                              MINNEAPOLIS, MN 55402
                                 (612) 335-1517

                            CALCULATION OF FILING FEE
================================================================================
         TRANSACTION VALUATION                   AMOUNT OF FILING FEE
         ------------------------------------------------------------
              $897,217.50                               $224.30
================================================================================

* CALCULATED SOLELY FOR PURPOSES OF DETERMINING THE FILING FEE IN ACCORDANCE WITH SECTION 13(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE O-11 THEREUNDER. THIS AMOUNT ASSUMES THE CANCELLATION OF ALL OPTIONS FOR WHICH THIS OFFER IS BEING MADE.

     CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE O-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

     IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, ON THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                     AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
                      ------------------------------------
                    FORM OR REGISTRATION NO.: NOT APPLICABLE.
                      ------------------------------------
                          FILING PARTY: NOT APPLICABLE.
                 -----------------------------------------------
                           DATE FILED: NOT APPLICABLE.
                 -----------------------------------------------

          [_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

  CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
                               STATEMENT RELATES:

               [_] THIRD PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

                 [X] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

              [_] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

                 [_] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

    CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
                        RESULTS OF THE TENDER OFFER. [_]

ITEM 1. SUMMARY TERM SHEET.

The information set forth in "Summary Term Sheet" in the Offer to Cancel (as defined below) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Lund International Holdings, Inc., a Delaware corporation ("we", "us" or "our company"). The address of our principal executive office is 3700 Crestwood Parkway NW, Suite 1000, Duluth, Georgia 30096. The information set forth under "Information Concerning Our Company" in
Section 8 of the Offer to Cancel is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by us to cancel all outstanding options, granted under our 1994 Stock Option Incentive Plan, our 1998 Stock Option Incentive Plan and our 1999 Stock Option Incentive Plan, to purchase shares of our common stock, par value $.10 per share, having an exercise price of more than $4.00 and held by our current employees (the "Options"), upon the terms and subject to the conditions set forth in the Offer to Cancel, dated May 3, 2001 (the "Offer to Cancel"), and the related letter of transmittal and its accompanying letter (the "Letter of Transmittal," which together with the Offer to Cancel constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," and "Acceptance for Cancellation; Effects of Cancellation on Rights of Optionholders" in the Offer to Cancel is incorporated herein by reference.

         (c) The information set forth in "Price Range of Common Stock Underlying the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance for Cancellation; Effects of Cancellation on Rights of Optionholders," "Conditions of the Offer," "Source and Amount of Funds," "Legal Matters; Regulatory Matters; Federal Income Tax Considerations; Accounting Treatment" and "Extension of Tender Period; Termination; Amendments" in the Offer to Cancel is incorporated herein by reference.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 5. PAST CONTRACT, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in "Purpose of the Offer" in the Offer to Cancel is incorporated herein by reference.

         (b) The information set forth in "Acceptance for Cancellation; Effects of Cancellation on Rights of Optionholders" in the Offer to Cancel is incorporated herein by reference.

         (c) The information set forth in "Purpose of the Offer" in the Offer to Cancel is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Source and Amount of Funds" and "Fees and Expenses" in the Offer to Cancel is incorporated herein by reference.

         (b) The information set forth in "Conditions of the Offer" in the Offer to Cancel is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Pages 22-48 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed on April 2, 2001, is incorporated herein by reference.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in "Legal Matters; Regulatory Approvals; Federal Income Tax Considerations; Accounting Treatment" and "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a)
                  (1)      Offer to Cancel, dated May 4, 2001.

                  (2) Form of Letter Accompanying Letter of Transmittal and Letter of Transmittal

         (b)      Not applicable.

         (d)      (1)      Lund International Holdings, Inc. 1994 Stock Option
                           Incentive Plan

                  (2) Lund International Holdings, Inc. 1998 Stock Option Incentive Plan

                  (3) Lund International Holdings, Inc. 1999 Stock Option Incentive Plan

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                  LUND INTERNATIONAL HOLDINGS, INC.


May 4, 2001                       By: /s/ Dennis W. Vollmershausen
                                      ------------------------------------------
                                      Dennis W. Vollmershausen
                                      Its: President and Chief Executive Officer